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                                                              Exhibit (a)(1)(x)


                          Ironbridge Acquisition Corp.
                              Extends Tender Offer
                                       for
                              Pitt-Des Moines, Inc.

For Immediate Release:


     New York, NY, March 12, 2002 --Ironbridge Acquisition Corp., a wholly-owned subsidiary of Ironbridge Holding LLC, today announced that it has extended the expiration date for the tender offer (the "Offer") for all shares of common stock of Pitt-Des Moines, Inc. ("PDM") to 12:00 midnight, New York time, on Tuesday, March 12, 2002. The Offer had originally been scheduled to expire at 12:00 midnight, New York time, on Thursday, March 7, 2002 and had been extended to 12:00 midnight, New York time, on Monday, March 11, 2002.


     As of 5:00 PM, New York time, on Monday, March 11, 2002, 7,352,433 shares of common stock of PDM were validly tendered in connection with the Offer comprising approximately 96.50% of the outstanding shares of common stock of PDM. Under the terms of the Merger Agreement, dated as of February 1, 2002, by and among Ironbridge Acquisition Corp., Ironbridge Holding LLC and PDM, Ironbridge Acquisition Corp. is not obligated to purchase shares in the tender offer unless at least 80% of the issued and outstanding shares of PDM are validly tendered pursuant to the Offer.


     Although the number of shares tendered to date are sufficient to satisfy this minimum condition, the Offer is also conditioned on the satisfaction of certain other conditions related to the closing of the transaction relating to the sale of PDM's Bridge Division. Not all of those conditions have yet been satisfied. PDM and the asset buyer have advised Ironbridge Holding LLC that substantial progress has been made towards meeting all conditions to such closing and that they believe that those conditions can be satisfied by the extended expiration date of the Offer.

     Questions regarding the Offer may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers:

                     The Information Agent for the Offer is:

                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                            New York, New York 10004
                      Banks & Brokers Call: (212) 440-9800
                    All Others Call Toll-Free: (866) 468-0553

                      The Dealer Manager for the Offer is:

                  Georgeson Shareholder Securities Corporation
                           17 State Street, 10th Floor
                            New York, New York 10004
                                 (212) 440-9800
                                 (800) 445-1790